December 20, 2011

Mr. Amit Pande

Accounting Branch Chief

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E., Mail Stop 4720

Washington, D.C.  20549

Re:

Springleaf Finance Corporation

Form 10-K for the Fiscal Year ended December 31, 2010

Filed March 30, 2011

Form 10-Q for the Quarter ended September 30, 2011

Filed November 14, 2011

Response dated October 26, 2011

File No. 001-06155

Dear Mr. Pande:

We are writing to respond to the supplemental comments of the Staff of the Securities and Exchange Commission (the “Commission”) with respect to the above-captioned filings of Springleaf Finance Corporation (“SLFC”) as set forth in your letter dated December 9, 2011 (the “Supplemental Comment Letter”).  We once again thank the Staff for its careful and thoughtful review of our filings, and we look forward to working with the Staff to appropriately address the remaining comments.

The bold typeface, numbered paragraphs and headings below are taken from the Supplemental Comment Letter.  Our responses to the comments of the Staff follow in plain text.

December 31, 2010 Form 10-K

Allowance for Finance Receivable Losses, page 108

1.

We note your response to comment 8 in your letter dated October 26, 2011. Please revise future filings, beginning with your December 31, 2011 Form 10-K, to disclose enhanced information about your deferment program. For instance, disclose that you do not track the number of deferments granted each period and the reason you do not believe this information is relevant for managing your business.

SLFC Response:

In response to the Staff’s comment, we will enhance our disclosure on page 109 in future filings starting with our Annual Report on Form 10-K for the year ended December 31, 2011 (the “2011 Form 10-K”).  Below is our proposed disclosure:

We may offer our customers the opportunity of a deferment, which extends the term of an account.  Prior to granting the deferment, we require a partial payment that is usually the greater of one-half of a regular monthly payment or the interest due on the account.  We may extend this offer to customers when they are experiencing higher than normal personal expenses.  Generally, this offer is not extended to customers who are delinquent.  However, we may offer a deferment to a delinquent customer who is experiencing a temporary financial problem.  The delinquent account is paid current by the partial payment prior to granting the deferment.  We limit a customer to two deferments in a rolling twelve month period unless we determine that an exception is warranted and is consistent with our credit risk policies.

We do not systemically track deferments granted because we believe the deferments we elect to grant, individually and in the aggregate, do not have a material effect on the amount of contractual cash flows of the finance receivables or the timing of their receipt.  Accounts that are granted a deferment are not classified as troubled debt restructurings and are measured for impairment in accordance with the authoritative guidance for the accounting for contingencies.

2.

We note your response to comment 8 in your letter dated October 26, 2011. Please tell us how you consider deferred accounts in your allowance for loan loss methodology.  Specifically tell us if you pool deferred accounts with non-deferred accounts in measuring impairment under ASC 450-20. If you do, please explain how you determined that both sets of loans have similar credit risk characteristics. Also tell us and revise future filings to disclose how you consider the cumulative effect of past deferments when determining whether a new deferment is insignificant. Refer to ASC 310-40-15-18.

SLFC Response:

We pool accounts that have received a deferment together with accounts that have not received a deferment for measuring impairment under ASC 450-20.   Management believes the credit risk characteristics of these accounts are similar and that repayment prospects of the accounts are not materially different.   Management’s position is based on the fact that deferments are granted on a limited basis and the account is paid current by receiving the partial payment prior to granting the deferment.  In addition, our policy prohibits granting a deferment in order to delay or avoid taking other actions to obtain payment on a past-due account.

We believe the deferments we elect to grant, individually and in the aggregate, do not have a material effect on the amount of contractual cash flows of the finance receivables or the timing of their receipt.  A deferment does not result in a shortfall of the contractual amount due nor does it result in a material change in the maturity of the account.  Please see our response to Comment 1 for our proposed disclosure.

September 30, 2011 Form 10-Q

Note 5. Allowance for Finance Receivable Losses, page 21

3.

We note your response to comment 25 in your letter dated October 26, 2011 and the $88 million in impairment recognized through September 30, 2011 on your credit impaired finance receivable portfolio subsequent to the FCFI transaction.  We further note that ASC 310-30-35-10a indicates that impairment should be recognized when there is a decrease in expected cash flows after acquisition.  Therefore, it appears that a provision for loan loss should only be recognized when there is an adverse change in credit quality subsequent to the acquisition.  If actual cash flows and credit losses, including those of the loan pool(s) in this instance, are as expected and consistent with estimated cash flows including estimated credit losses at acquisition, no provision for loan losses is recognized.  Refer to ASC 310-30-55-7 and AICPA Technical Practice Aid Section 2130.36.  Please address the following:

•

Considering the above, please clarify for us and revise future filings to explain the underlying causes for the decrease in expected cash flows on your credit impaired finance receivable portfolio.

•

If you continue to believe there was not an adverse change in credit quality in your credit impaired portfolio subsequent to acquisition, please explain to us why you believe there was a decrease in expected cash flows as evidenced by the impairment you recognized.

SLFC Response:

As disclosed in our Annual Report on Form 10-K for the year ended December 31, 2010 (the “2010 Form 10-K”), we have established policies and procedures to periodically (at least once a quarter) update the amount of cash flows we expect to collect on the remaining accounts in a pool, incorporating pool assumptions regarding default rates, loss severities, the amounts and timing of prepayments and other factors that are reflective of then current market conditions.  Probable decreases in expected finance receivable cash flows result in the recognition of impairment, which is recognized through the provision for finance receivable losses.  We believe this is consistent with ASC 310-30-55-7 and AICPA Technical Practice Aid Section 2130.36.

The $88 million referenced above is additional impairment recognized, subsequent to the establishment of the pools of purchased credit impaired loans, related to loans that have been foreclosed and transferred to REO status or, in the case of our non real estate pools, have been deemed unrecoverable after further experience with the borrower.  For example, when a real estate loan enters foreclosure, we receive the collateral in the form of an REO property recognized at its fair value.  In accordance with the standard referenced below, we remove the loan from the pool at its carrying amount and compare that amount to the fair value of the REO property we received upon foreclosure and record as impairment the difference between the carrying amount and the fair value of the collateral received.  We believe this is appropriate as the fair value of the collateral in the form of the REO property in the period it is foreclosed is new information specific to that particular loan.  Our cash flow estimation process for purchased credit impaired loans is performed at the pool level as described above, and, therefore, once a loan is removed from the pool, we will reflect additional specific loan information for purposes of recognizing further impairment for REO assets or collateralized non real estate assets.   We determine an account’s carrying amount using the pro-rata method.  The pro-rata carrying amount represents the present value of expected cash flows on the credit impaired loan.  We base our accounting policy for removal of loans from the credit impaired pools on ASC 310-30-40-1 and ASC 310-30-40-2.  ASC 310-30-40-1 states that once a pool of loans is assembled, a loan shall be removed from the pool only when the loan is sold, foreclosed, written off (i.e., “charged-off”), or we otherwise receive assets in satisfaction of the loan.  ASC 310-30-40-2 states that a loan removed from the pool due to foreclosure or charge off shall be removed at its carrying amount.

In response to the Staff’s comment, we will enhance our disclosure in future filings starting with our 2011 Form 10-K.  Below is our proposed disclosure:

The $__ million referenced above is additional impairment recognized, subsequent to the establishment of the pools of purchased credit impaired loans, related to loans that have been foreclosed and transferred to REO status or, in the case of our non real estate pools, have been deemed unrecoverable after further experience with the borrower.  Through December 31, 2011, we recognized $__ million of additional charges to the provision for finance receivable losses related to decreases in the expected cash flows for the remaining accounts in the credit impaired pools that incorporate pool assumptions, above the charges related to removal of foreclosed or charged-off accounts.

Thank you for your consideration of our responses.  If you have any questions or require any additional information, please do not hesitate to contact me at 812-468-5345 (direct fax 812-468-5990).

Very truly yours,

/s/ Donald R. Breivogel, Jr.

Donald R. Breivogel, Jr.

Senior Vice President and Chief Financial Officer

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